FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 14, 2012

Commission File Number     001-31335

AU Optronics Corp.

(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2

Hsinchu Science Park

Hsinchu, Taiwan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The announcement of impact from the earthquake on June 13, 2012”, dated June 14, 2012.

2.	Taiwan Stock Exchange filing entitled, “The announcement of impact from the earthquake on June 13, 2012”, dated June 14, 2012.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: June 14, 2012	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.

June 14, 2012

English Language Summary

Subject: The announcement of impact from the earthquake on June 13, 2012.

Regulation: Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/06/14

Content:

1.	Date of occurrence of the event: 2012/06/14

2.	Company name: AU Optronics Corp.

3.	Relationship to the Company (please enter “head office” or “affiliate company”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

The earthquake occurred on June 13, 2012.

6.	Countermeasures:

Due to the earthquakes yesterday, manufacturing operations at the Company’s Lungtan site has been suspended for system maintenance. The actual impact to the Company’s production capacity is currently under evaluation.

7.	Any other matters that need to be specified:

If there is any other significant impact to the Company, we will make further announcement.

AU Optronics Corp.

June 14, 2012

English Language Summary

Subject: The announcement of impact from the earthquake on June 13, 2012.

Regulation: Published pursuant to Article 2-49 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2012/06/14

Content:

1.	Date of occurrence of the event: 2012/06/14

2.	Company name: AU Optronics Corp.

3.	Relationship to the Company (please enter “head office” or “affiliate company”): head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

The earthquake occurred on June 13, 2012.

6.	Countermeasures:

(1)	Our employees are all safe and sound.

(2)	Although production capacity at the Lungtan site has been partly affected, it has been recovering gradually and is expected to resume in 3 to 5 days.

(3)	The Company is currently evaluating its losses due to the earthquakes. Since the Company maintains insurance policies for the Lungtan site, it is expected the earthquake losses will not have significant impact to the Company’s business operations.

7.	Any other matters that need to be specified: None.